September 16, 2005
VIA EDGAR AND COURIER
Mr. Donald Walker
Senior Assistant and Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

Re:	Citizens First Bancorp, Inc. (the “Company”)
Forms 10-K and 10-K/A No. 1 for the Fiscal Year Ended December 31, 2004
File No. 000-32041
Dear Mr. Walker:
     This letter is provided in connection with the review letter from your office dated September 2, 2005 regarding the filings referenced above. The response items indicated below are keyed exactly to the item numbers provided in your letter.
Comment No. 1:
Note:
     The following represents management’s analysis performed in connection with the December 31, 2004 year end close and Forms 10-K and 10-K/A No. 1 filings.
FACTS:
Citizens First Bancorp holds a floating rate equity preferred stock investment in Freddie Mac (FHLMC Pfd N). As of December 31, 2004, the market price of this issue was $38.83 per share, producing an unrealized loss of $1,117,260 compared to $217,260 at December 31, 2003. A majority of this unrealized loss occurred at the beginning of and during the 4th quarter of 2004. During the same time period, the SEC began investigations amid improper accounting for derivatives and the noncompliance with GAAP on Fannie Mae, a related

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entity of Freddie Mac. After the Fannie Mae disclosure, Freddie Mac disclosed that it is also being investigated for improper accounting. Additionally, delays in filing financial statements and quarterly reports by Fannie Mae and Freddie Mac with the SEC raised concerns with investors over their future viability and the current market value of the preferred stock.
The Company’s Asset Liability Committee (“ALCO”) meets monthly to discuss the investment portfolio. As part of the financial analysis and disclosure process, they also consider impairment. At the January and February 2005 ALCO meetings, which focused on December 2004 and January 2005 results and financial disclosures, lengthy discussions focused on the unrealized loss at the Bancorp — mainly due to the Freddie Mac Preferred Stock and the recent financial news dealing with other financial services organizations who had concluded there was an other-than-temporary impairment.
Prior to filing the Company’s Form 10-K on March 16, 2005, the Company’s Audit Committee reviewed management’s and ALCO’s analysis of the possible impairment of the stock issuance and concurred with management’s and ALCO’s decision that no other-than-temporary decline in the market value had occurred as of the filing date of Form 10-K.
In determining whether the preferred stock issue was impaired, Management reviewed EITF 03-01 “Other Than Temporary Impairment and its Application to Certain Investments.” Management also reviewed SAB No. 5M “Other than Temporary Impairment of Certain Investments in Debt and Equity Securities.”
An investment is impaired if the fair value of the investment is less than its amortized cost. A company is required to assess whether an investment is impaired each reporting period. According to EITF 03-01 and SAB No. 5M, in evaluating whether preferred stock issue impairment is other than temporary and a write-down of the carrying value is necessary, the following characteristics must be considered:
1.	The length of time and the extent to which the market value has been less than cost;

2.	The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential;

3.	The intent and the ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.
Management evaluated each of these characteristics before making their conclusion on whether an other-than-temporary impairment had occurred.
•	The preferred stock issue has been impaired since late December 2003. As stated earlier, the majority of the decline in the market value of the preferred stock issue occurred in the 4th quarter of 2004 (approximately 50% of the unrealized loss occurred during that period). Prior to the 4th quarter, management concluded the decline in market value was not unreasonable based on the declining interest rate environment as this preferred stock issuance reprices annually in April and the last reprice was based on an unusually low interest rate.

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•	With respect to the review of the financial condition of the issuer, management concluded that a great deal of the decline in the market value of the preferred stock was caused primarily from the temporary uncertainty of the financial condition of the issuer, Freddie Mac. Management believes that following releases of current and accurate financial information, an increase in value of the preferred stock will occur.

•	Management has maintained, since the stock issuance, that it has the ability and intent to hold the preferred stock issuance to allow for a full recovery in market value. Coupons on stock issuances of this type typically reprice annually or after 2, 5 or 10 years. The coupon on the Freddie Mac preferred stock held by the Company reprices annually which allows the value to adjust more frequently. The next coupon adjustment for this issue is April 1, 2005. Given the increasing interest rate environment during the 4th quarter of 2004 and into 2005, management concluded that the coupon had a high probability of resetting at a higher rate, which would in turn increase the value of the preferred stock into 2005.
In conjunction with the January 2005 ALCO meeting, management consulted with its external investment advisor and received the following comments:
•	The investment is in a preferred offering of a Freddie Mac, a US government-sponsored financial services provider and, therefore, we consider the likelihood that Freddie Mac will fold to be remote.

•	The interest rate is -20 basis points to 12 month LIBOR

•	The dividend (interest) is 70% tax exempt — DRD eligible preferred stock issue therefore the effective dividend rate is much higher than the actual rate (like a municipal bond)
•	The current coupon is 1.14%

•	The coupon if reset today would be 2.51% (2.71 — .20) Tax Equivalent of 3.40%

•	The value of the preferred stock issue is below par (along with most other floating rate bonds).
•	The value of a floating rate preferred stock issue is temporarily negatively impaired at extreme low interest rates.

•	The value of the preferred stock issue was reduced due to the current credit concerns of Freddie Mac dealing with the accounting restatements.

•	The stock of both Freddie Mac and Fannie Mae remains relatively strong, see attached historical stock charts

•	We expect the value to increase in a rising interest rate environment, which we are currently experiencing. Though the estimation of time sufficient to allow for a full recovery is difficult to determine, based on the information summarized above, it is not unreasonable to assume that a full recovery of the market value on the preferred stock issuance would happen in the near term following the release of financial information from the issuer and disclosure of results of any findings regarding the SEC investigation.

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CONCLUSION:
Based on the information discussed above and the expectation that the coupon would reset at a higher rate than the current 1.14%, both management and ALCO conclude that the Freddie Mac stock issuance at December 31, 2004 is not other-than-temporarily impaired. Additionally, in connection with the audit of the 2004 financial statements, the Company’s external auditor has reviewed and concurs with management’s conclusion regarding EITF 03-1 and SAB Topic 5M.
Furthermore and subsequent to the Form 10-K filing, management and ALCO review the Freddie Mac stock issuance on a monthly basis for other-than-temporary impairment.

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Comment No. 2:
Following discussions between the Company’s special counsel and Matthew Komar of your office, it was agreed that Section 1350 Certifications for each of the Company’s Chief Executive and Chief Financial Officers were not required to be filed as part of registrant’s Form 10-K/A filed on April 28, 2005.
In connection with this response, the Company hereby acknowledges the following:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     We would appreciate receiving any additional comments which the Staff may have at your earliest possible convenience. Please direct any further comments to the undersigned or Michael D. Luna at (810) 990-1550.

Very truly yours, CITIZENS FIRST BANCORP, INC.
/s/ Timothy D. Regan

Timothy D. Regan Chief Financial Officer

     cc:      Marshall J. Campbell, Citizens First Bancorp, Inc.

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